Exhibit 99.1

Genius Sports Hosts its First Virtual Investor Day;

Provides Business Overview Deep Dive and Expectations for Group Adj. EBITDA Profitability in 2022 and 2023

•	Announces 2022 financial outlook of approximately $340 million in Group Revenue and $15 million in Group Adj. EBITDA

•	Expects 2023 Group Revenue and Group Adj. EBITDA in the range of $430 to $440 million and $40 to $50 million, respectively

LONDON & NEW YORK, January 27, 2022 – Genius Sports Limited (NYSE: GENI) (“Genius” or “GSL”) today will host its first virtual Investor Day, where the company’s management team will discuss their strategic vision, provide a deep-dive on the three product groups, and present a detailed overview of the company’s current financial position and future outlook. The event will also include sessions with customers and partners of Genius, including the National Football League, Football DataCo, Sky Betting and Gaming, a Board member appointed by Apax Partners, Chairman, David Levy and Genius executive, Steve Bornstein.

“Genius is the key link between leagues, sportsbooks, media outlets, advertisers, and ultimately, fans. Our best-in-class data collection technology is used around the clock and around the globe, powering the high-growth global sports ecosystem. It is difficult to imagine this industry operating efficiently without the mission critical data and technology solutions we provide,” said Mark Locke, GSL Co- Founder and CEO.

“We have a clear plan in place to build on this strong foundation and drive profitability for Genius Sports Group in 2022 and 2023, and I am more confident than ever in the growth opportunities ahead as we continue to expand our operations around the world.”

Key Takeaways

During the event, management will detail how Genius will deliver near, medium, and long-term growth and profitability:

•	Genius expects to achieve Group Adj. EBITDA profitability in 2022 and 2023 of $15 million and $40 to $50 million, respectively, with continued profitability growth thereafter

•	The original business[1] is already delivering Adj. EBITDA margins of approximately 20%

•	The US business is a key area of investment with strong growth opportunity and expected profitability by 2024 on an Adj. EBITDA basis

•	Genius’ acquisition strategy has strengthened its technology platform and unlocked exciting opportunities for long-term growth and scale

•	Deeply integrated partnerships position Genius at the heart of the ecosystem with strategic competitive advantages via its differentiated technology

•	The NFL partnership is strategically important for Genius to create value across the entire organization

Financial Outlook

In 2022, the company expects to generate Group Revenue of approximately $340 million and Group Adj. EBITDA of approximately $15 million. In 2023, it expects Group Revenue in the range of $430 to $440 million and Group Adj. EBITDA of $40 to $50 million.

$M	Q1	Q2	Q3	Q4	FY22	FY23
Group Revenue	$78	$68	$85	$109	$340	$430-440
Betting Technology, Content & Services	$48	$44	$53	$71	$216
Sports Technology & Services	$12	$12	$12	$13	$49
Media Technology, Content & Services	$18	$12	$19	$26	$75
Group Adj. EBITDA	($5)	$8	$9	$3	$15	$40-50

Webcast Information

Genius Sports’ Investor Day presentation can be accessed on the Company’s investor relations website at investors.geniussports.com beginning at 9:00 AM EST and concluding at approximately 12:00 PM EST. Following the conclusion of the live event, a replay and accompanying materials will also be available on the Investor Relations website.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward- looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Notes

1. Original Businesses defined as pre-existing operations prior to public listing, as described in December 2020 Investor Presentation.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Charlie Harrison / Katherine Kremer, The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the 193.com / Katherine.kremer@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.co m

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